Exhibit 99.1

Nano Dimension Moves its US Headquarters to Greater Boston Area; Proximity to Strategic Research and Development Institutions

The Company’s new US headquarters draws on Boston’s growing technology community and universities to provide greater access to talent.

Waltham, Massachusetts, April 11, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano Dimension” or the “Company”) (Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro-Additive Manufacturing (Micro-AM), announced today the opening of its new US headquarters in Waltham, a community in the Boston metropolitan area.

As part of its business plan, the Company is relocating its US Headquarters to the greater Boston, MA area.   Nano Dimension will now work in closer vicinity to academic and research institutions which are key early adopters of its ground-breaking solutions for AME, PE, and Micro-AM. Nano Dimension’s new facility is near the Massachusetts Institute of Technology (MIT), Harvard, and Boston University, among many other private and public universities and research-and-development labs.

“We are excited to strengthen our presence in the nation’s academic research and technological innovation center,” stated Sean Patterson, President of Nano Dimension USA, and Chief Revenue Officer. “Our multi-year growth initiative is dependent on being near the institutions and consortia that are already – or will soon become – our customers.”

Nano Dimension is committed to a technology roadmap that advances a new production model for electronic and other 3D printed devices through additive manufacturing, deep-learning artificial intelligence (AI), advanced materials, and integrated surface mount technology (SMT). This new model aligns with our product plans for Industry 4.0 initiatives and enables intelligent, self-improving processes and automation that are far more secure and environmentally friendly than traditional industrial technologies.

The office relocation also broadens the high-tech talent pool available to the Company. “Even beyond the four strategic acquisitions completed in the past year, we are expecting tremendous growth in our customer base and our staff moving forward,” added Mr. Patterson. “It is important for us to take part in the Massachusetts area's thriving professional and research ecosystem.”

Nano Dimension has already brought on two industry insiders to help navigate the new landscape of academia and technology innovators. Gene Howard Weiner, a legendary veteran of the printed circuit board (PCB) marketplace for decades, has been retained as a consultant through his Massachusetts firm Weiner International Associates. In addition, Dana Korf, Principal Consultant at Korf Consultancy, has signed on as Nano Dimension’s new AME Standards Manager.

“These are two figures of immense technical knowledge and vast experience within the business of software, OEMs, and electronics manufacturing,” commented Mr. Patterson. “Their professional networks will allow us to take full advantage of emerging opportunities.”

The new headquarters will house expanded sales operations, customer support and fabrication facilities that will be used for customer open houses and continued support for the AME Academy® events and local organizations.

Current and prospective customers are welcome to come and visit the new office by appointment, and the Company will be hosting an official open house this summer. Details related to the event will be announced in the coming weeks.

Nano Dimension retains its presence in Sunrise, Florida, as a marketing, sales support, NaNoS® printing services and logistics center.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on demand, anytime, anywhere.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs® and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs®, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semiconductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that the advantages of the strategic location of the new office, including greater access to talent and customers, as well as strategic growth, and opportunities that may result from bringing on industry insiders. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

US Investor Relations:
Dave Gentry
RedChip Companies Inc.
Dave@redchip.com
407-491-4498 or 1-800-RED-CHIP (733-2447)

NANO DIMENSION MEDIA RELATIONS CONTACT
Greg Caldwell, VP Global Marketing | pr@nano-di.com